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                              May 19, 2020

       Christopher Stone
       Vice President and General Counsel
       PDL BioPharma, Inc.
       932 Southwood Boulevard
       Incline Village, Nevada 89451

                                                        Re: PDL BioPharma, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 5, 2020
                                                            File No. 000-19756

       Dear Mr. Stone:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Risk Factors, page 11

   1. Please include risk factor disclosure regarding the lack of a firm end date for the Board's authorization to
implement the Plan of Dissolution. Please also discuss the wide range for the estimated amount of
total cash distributions available to stockholders in the
                                                        Dissolution.
       Proposal No. 3
       Background of the Proposed Dissolution and Plan of Dissolution, page 29

   2. Please revise the background section to describe all material discussions, meetings, contacts and reports to
date among specific members of the board and/or management of the Company, and
representatives of potential counterparties as well as financial, economic and legal
advisors regarding the various options considered. Describe the terms of any offers or
indications of interest made to date.
 Christopher Stone
PDL BioPharma, Inc.
May 19, 2020
Page 2
Reasons for the Dissolution, page 31

3. Please disclose why approval of the Plan of Dissolution is being sought at this time as opposed to later in the strategic review process when investors would have more information regarding the aggregate amount of total cash distributions that would be available for distribution in the Dissolution.

General

4. Please refer to Schedule 14A, Item 14(a)(5) and revise to include all required financial statements, or advise.
5. Given that the Plan of Dissolution does not appear to prohibit transactions with affiliates, please advise us as to why you believe that Rule 13e-3 is not applicable to the solicitation to approve the Dissolution Proposal. Refer to Rule 13e-3(a)(2) and (3).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any questions.



                                                            Sincerely,
FirstName LastNameChristopher Stone
                                                            Division of
Corporation Finance
Comapany NamePDL BioPharma, Inc.
                                                            Office of Life
Sciences
May 19, 2020 Page 2
cc:       Nathan Kryszak
FirstName LastName